September 25, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Mr. John Hodgin

Petroleum Engineer

Office of Energy & Transportation

Division of Corporation Finance

Re: Magnolia Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 26, 2020

File No. 001-38083

Ladies and Gentlemen:

This letter sets forth the responses of Magnolia Oil & Gas Corporation (“MGY,” the “Company,” “we,” “our,” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated September 15, 2020 (the “Comment Letter”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2019 filed by the Company on February 26, 2020 (the “Form 10-K”).

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics, and set forth below each such comment is its response. Capitalized terms used but not defined herein have the meaning assigned thereto in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Definitions of Certain Terms and Conventions Used Herein, page 1

1.	The definition of proved reserves provided on page 2 states such reserves are reasonably certain to be “commercially recoverable” in future years. This definition appears to be inconsistent with the definition in Rule 4-10(a)(22) of Regulation S-X. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed.

Response: We respectfully acknowledge the Staff’s comment. In future filings we will revise the definition to align with the definition in Rule 4-10(a)(22) as follows:

“Proved oil and gas reserves.” – those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”

Items 1 and 2. Business and Properties

Development of Proved Undeveloped Reserves, page 7

2.	The discussion of the downward revisions that occurred in your proved undeveloped reserves appears to identify three separate and unrelated factors as the cause, e.g. technical updates, lower commodity prices, and an updated well schedule. Expand your disclosure to separately quantify each material individual factor that contributed to the overall downward change so that the change in net reserves between periods is fully explained. Refer to Item 1203(b) of Regulation S-X.

Response:  We acknowledge the Staff’s comment, and we respectfully submit to the Staff that for the year ended December 31, 2019, revisions of 0.6 MMboe to proved undeveloped reserves were comprised of a 2.2 MMboe positive revision related to infill drilling in the Karnes County Assets that was partially offset by downward revisions of approximately 1.6 MMboe related to technical updates of approximately 0.3 MMboe, lower commodity prices of approximately 0.1 MMboe, and an updated well schedule to optimize development activity of approximately 1.2 MMboe. The Company chose not to separately discuss each individual factor because the impact was immaterial to our proved undeveloped reserves. In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2020, the Company will quantify each of the individual material factors underlying changes in the Company’s proved undeveloped reserves.

Production, Pricing and Lease Operating Cost Data, page 8

3.	Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, we determined that for the year ended December 31, 2019, substantially all of the Company’s production, was generated from, and substantially all of the Company’s reserves are located in, one field and/or geological formation. In this regard, we note that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated . . . laterally by local geological barriers . . . .Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

In accordance with the definition set forth above, we group our Karnes County and Giddings Assets into one field and operate such assets consistent with this classification. These assets are located in various counties in Texas. The Eagle Ford and Austin Chalk formations are common across these assets and there are wells that target each of these formations across this common field.

In addition, the Karnes County and Giddings Assets are drilled, completed and equipped in a similar manner. We also own assets in the State of Louisiana that produce from a separate field.  However, these assets are immaterial, representing less than 5% of our production and reserves on a total Boe basis.

4.	The production figures presented on page 8 for the Predecessor during the periods January 1, 2018 through July 30, 2018 and for the year ended December 31, 2017 appear to be inconsistent with the comparable figures presented elsewhere in your filing for the Predecessor, e.g. in the reconciliation of the changes in total proved reserves on page 77 and in the Results of Operations on page 33. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. This comment also applies to the disclosure of the average sales prices for the Predecessor presented on page 8 and 33, respectively.

Response: We respectfully acknowledge the Staff’s comment. As described in Note 1 - Description of Business and Basis of Presentation on our Form 10-K, as a result of the Business Combination, the Company is the acquirer for accounting purposes and the Karnes County Business, the Giddings Assets, and the Ironwood Interests are the acquirees. The Karnes County Business, including as applicable, its ownership of the Ironwood Interests, was deemed the Predecessor for periods prior to the Business Combination, and does not include the consolidation of the Company and the Giddings Assets.

On page 8 for the Production, Pricing and Lease Operating Cost Data Table, data presented during the periods from January 1, 2018 through July 30, 2018 and for the year ended December 31, 2017 is for the Predecessor and Giddings Assets. On pages 33 and 77, we present the data for the Predecessor, which does not include the results of the Giddings Assets. We believe presenting oil and gas production, average sales price and production cost on page 8 to be more meaningful when including the Giddings Assets, as this is more comparable to the Successor presentation, which is inclusive of the Giddings Assets.

Marketing and Customers, page 10

5.	You disclose that two customers accounted for 43.3% and 18.5% of the fiscal 2019 combined oil, natural gas, and NGL revenue. Please disclose the name of any customer with revenues that were 10% or more of your consolidated revenues and whether the loss of one or both customers would have a material adverse effect on the business taken as a whole. Please refer to Item101(c)(1)(vii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. In future filings, we will include the name of any customer with revenues that are 10% or more of our consolidated revenues and should we deem the loss of this customer would have a material adverse effect on the business taken as a whole. Such updated disclosure for the year ended December 31, 2019 would have read as follows:

“For the year ended December 31, 2019, Phillips 66 and EOG Resources Inc. accounted for 43.3% and 18.5%, respectively, of the combined oil, natural gas, and NGL revenue.”

Notes to Consolidated and Combined Financial Statements

Affiliate Guarantors, page 66

6.	It appears that the Company and certain subsidiary issuers are guarantors of the 2026 senior notes. Please explain to us how you considered providing condensed consolidating financial information pursuant to Rule 3-10(d)(4) of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment. The 2026 Senior Notes were issued in a private placement to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act. Therefore, Rule 3-10(d)(4) of Regulation S-X does not apply. In future filings, we will clarify this point in our Note 9 Long Term Debt as follows:

“On the Closing Date, the Issuers issued and sold $400.0 million aggregate principal amount of 2026 Senior Notes in a private placement under Rule 144A and Regulation S under the Securities Act of 1933.”

7.	You disclose that there are restrictions on dividends, distributions, loans, or other transfers of funds from the subsidiary guarantors to the Company. Please disclose the most significant restrictions on the payments of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) and Rule 3-10(i)(9) of Regulation S-X.

Response: We respectfully advise the Staff that the Company is not subject to any significant restrictions on the payment of dividends and, accordingly, no disclosure is required pursuant to Rule 4-08(e)(1) of Regulation S-X. Additionally, pursuant to Rule 4-08(e)(3), the Company evaluated the nature of any restrictions on the ability of any of its subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances. In this regard, we determined that none of such restrictions was material to the Company.

Supplemental Information About Oil & Natural Gas Producing Activities (Unaudited) Oil and Gas Reserves, page 75

8.	The change in the total net quantities of proved reserves attributed to extensions and discoveries for the Successor during the periods July 31, 2018 through December 31, 2018 and for the year ended December 31, 2019 appears to be greater than the corresponding change in the net quantities of proved undeveloped reserves from extensions and discoveries, e.g. differences between the comparable figures on a barrels of oil equivalent basis of approximately 40% and 8% for the periods ending December 31, 2019 and 2018, respectively. Expand the discussion of the changes in the Successor’s total proved reserves attributed to extensions and discoveries to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.

Response:  We respectfully acknowledge the Staff’s comment. With respect to the changes in net quantities of total proved crude oil, natural gas liquids, and natural gas reserves attributed to extensions and discoveries, we believe we have provided the disclosures required by FASB ASC 932-235-50-5. Our Form 10-K disclosure provides an explanation for all changes that we consider significant. The differences between the total proved extensions and the proved undeveloped reserves extensions are due to extensions and discoveries that were recognized as proved developed reserves (without passing through the proved undeveloped reserve category).

These volumes of extensions and discoveries of proved developed reserves did not meet the SEC criteria for proved reserves prior to evaluating the drilling results.

9.	The disclosure preceding the tabular presentation of the changes in total proved reserves on page 77 states “the Predecessor’s reserves are based on a five year development plan, whereas all of the Successor’s proved undeveloped reserves, as of December 31, 2019, are planned to be developed within one year.” Expand your disclosure to clarify, if true, that this is also the reason for the significant difference between the net quantities of proved undeveloped reserves for the Successor at the beginning of the period July 31, 2018 through December 31, 2018, e.g. the 16.1 MMBoe at July 31, 2018, compared to the net quantities of proved undeveloped reserves for the Predecessor at the end of the period January 1, 2018 through July 30, 2018, e.g. the 76.5 MMBoe at July 30, 2018.

Response: We respectfully acknowledge the Staff’s comment. The variance in reserve quantities for proved undeveloped reserves is related to the different development plans of the Predecessor and Successor and mainly attributable to the length of a five year plan for the Predecessor as compared to a one year plan for the Successor. The difference between the periods is explained in detail in Note 1- Description of Business and Basis of Presentation. We will revise our future filing of the Company’s Annual Report on Form 10-K for the year ending December 31, 2020, to say the following at the top of the reserves tables:

“The table below presents a summary of changes in the Company’s proved reserves. The Predecessor’s reserves are based on a five year development plan, whereas all of the Successor’s proved undeveloped reserves, as of December 31, 2019, are planned to be developed within one year. As a result of different development plan approaches between the Successor and the Predecessor, the ending balance of the Predecessor’s proved undeveloped reserves will not agree to the beginning balance of the Successor’s proved undeveloped reserves. In addition, the ending balance of the Predecessor’s proved developed reserves will not agree to the beginning balance of the Successor’s proved developed reserves due to exclusion of the Giddings Assets in the Predecessor periods.”

10.	Expand your disclosure to explain the reason(s) for the significant difference in net quantities of proved developed reserves for the Successor at the beginning of the period July 31, 2018 through December 31, 2018, e.g. the 68.3 MMBoe at July 31, 2018, compared to the net quantities of proved developed reserves for the Predecessor at the end of the period January 1, 2018 through July 30, 2018, e.g. the 76.5 MMBoe at July 30, 2018.

Response: We respectfully acknowledge the Staff’s comment. We confirm that there is a difference between 68.3 MMboe proved developed reserves for the Successor at the beginning of the period July 31, 2018 through December 31, 2018 and 47.5 MMboe proved developed reserves for the Predecessor at the end of the period January 1, 2018 through July 30, 2018. The variance relates to exclusion of Giddings Assets in the Predecessor period. As described in Note 1 - Description of Business and Basis of Presentation on our Form 10-K, as a result of the Business Combination, the Company is the acquirer for accounting purposes and the Karnes County Business, the Giddings Assets, and the Ironwood Interests are the acquirees. The Karnes County Business, including as applicable, its ownership of the Ironwood Interests, was deemed the Predecessor for periods prior to the Business Combination, and does not include the consolidation of the Company and the Giddings Assets.

As noted in the response to comment #9, we will revise our future filing of the Company’s Annual Report on Form 10-K for the year ending December 31, 2020, to say the following at the top of the reserves tables:

“The table below presents a summary of changes in the Company’s proved reserves. The Predecessor’s reserves are based on a five year development plan, whereas all of the Successor’s proved undeveloped reserves, as of December 31, 2019, are planned to be developed within one year. As a result of different development plan approaches between the Successor and the Predecessor, the ending balance of the Predecessor’s proved undeveloped reserves will not agree to the beginning balance of the Successor’s proved undeveloped reserves. In addition, the ending balance of the Predecessor’s proved developed reserves will not agree to the beginning balance of the Successor’s proved developed reserves due to exclusion of the Giddings Assets in the Predecessor periods.”

Standardized Measure of Discounted Future Net Cash Flows, page 78

11.	Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included, tell us why a revision in the estimated future net cash flows is not necessary. Refer to FASB ASC 932-235-50-36.

Response: We respectfully acknowledge the Staff’s comment. We confirm costs associated with the abandonment of our proved properties are included as part of the future development costs used in the computation of the standardized measure of future net cash flows presented on page 79. In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2020, we will clarify that our estimated future development costs include estimated abandonment costs associated with our proved properties.

Exhibits and Financial Statement Schedules

Exhibit 99.1, page 82

12.	The reserves report refers to additional supplemental information contained in an “Appendix” that is not included in the report as filed. Obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure that the reference to the Appendix that contains SEC Regulation S-X, Rule 4-10(a) definitions is excluded in any future reserve reports prepared by Miller and Lents.

Please direct any questions or comments regarding the foregoing to Christopher Stavros, Executive Vice President and Chief Financial Officer at (713) 842-9041.

Very truly yours,

Magnolia Oil & Gas Corporation

By:

/s/ Christopher Stavros

Name: Christopher Stavros

Title: Executive Vice President and Chief Financial Officer